Mail Stop 3-8


      May 4, 2005


By Facsimile and U.S. Mail

Donald J. Anderson
Chief Financial Officer
Leslie`s Poolmart, Inc.
3925 E. Broadway Road, Suite 100
Phoenix, Arizona 85040

		RE:	Leslie`s Poolmart, Inc.
			Form 10-K for the fiscal year ended October 2, 2004
			Filed December 15, 2004
			Form 10-K/A for the fiscal year ended October 2,
2004
			Filed April 25, 2005
			File No. 0-18741
			Form 10-Q for the period ended January 1, 2005
			Form 10-Q/A for the period ended January 1, 2005

Dear Mr. Anderson:

	We have reviewed the responses in your letter dated April 21, 2005 and have the following additional comments. Please be as detailed as necessary in your explanation so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of the letter.

General

1. As previously requested, please acknowledge in writing that:
a) the company is responsible for the adequacy and accuracy of the disclosure in the filing;
b) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
c) the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Forms 10-K and 10-K/A for the fiscal year ended October 2, 2004

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 4. Property, Plant and Equipment, page 30

2. Based on your response to prior comment 9, we understand that you
capitalize the costs associated with gathering mailing addresses for
your customer database.  Please tell us supplementally the amount of
such costs capitalized in each period presented, the total amount capitalized on the balance sheet as of October 2, 2004, as well as the period over which the costs are being amortized and how this
period was determined.    Also tell us your basis in GAAP for
capitalizing these costs. In this regard, please note that absent specific authoritative guidance which permits the capitalization of an internally developed intangible asset, capitalization is
generally
not appropriate.   See, for example, paragraph 10 of SFAS 142
which
indicates that costs of internally developing intangible assets that are inherent in a continuing business and related to an entity as a whole shall be recognized as an expense when incurred. Also, we note your suggestion that your customer database is used for advertising.
Please note that pursuant to SOP 93-7, advertising costs are required to be expensed as incurred unless the expense meets the criteria in paragraph 26.a. or 26.b. of the SOP. It does not appear that the costs of gathering mailing addresses for your customer database would be capitalizable pursuant to these criteria.

Item 9a. Controls and Procedures, page 39

3. We have reviewed your revised disclosures in the Form 10-K/A filed on April 25, 2005, noting that you have not complied with our prior comment 13. Please comply with the comment in your next amendment to the Form 10-K.

Exhibits 31.1 and 31.2

4. Please re-amend your Form 10-K for the fiscal year ended
October
2, 2004 to provide currently dated Section 302 certifications. Please similarly re-amend your Form 10-Q for the period ended January
1, 2005.    You should include an explanatory note at the front of
the amended documents which explains the nature of the amendments.

	As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed supplemental response letters greatly facilitate our review. Please file your supplemental response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

		If you have any questions regarding these comments, please direct them to Adam Phippen, Staff Accountant, at (202) 551-3336.
In
his absence, direct your questions to Robyn Manuel at (202) 551-
3823.
Any other questions may be directed to me at (202) 551-3843.

							Sincerely,



							George F. Ohsiek, Jr.
							Branch Chief

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Donald J. Anderson
Chief Financial Officer
Leslie's Poolmart, Inc.
May 4, 2005
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